SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of NOVEMBER, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



               RYANAIR'S CUSTOMER SERVICE STATISTICS FOR OCTOBER


Ryanair, Europe's No.1 low fares airline, today (Thursday, 9th November 2006) released its customer service statistics for October. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -83% of all Ryanair's 23,000 plus flights during October arrived on time.

   -Ryanair is the No.1 on-time airline beating Easyjet every week in 2003, 2004, 2005 and every week so far in 2006.

   -Complaints of less than 1 (0.29) complaint per 1,000 passengers.

   -Mislaid baggage of less than 1 (0.48) mislaid bag per 1,000 passengers.


Customer Service Statistics October                      2005    2006
On-time flights                                           91%    83%*
Complaints per 1 000 pax                                 0.27    0.29
Baggage complaints per 1 000 pax                         0.47    0.48
Complaints answered with 7 days                           99%     99%


* Lower than last year's comparable because of delays at Stansted caused by the failure of BAA Stansted to fully staff their security points during peak periods


Ends.                                 Thursday, 9th November 2006

For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 November 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director